SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rent-A-Center, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

76009N100
(CUSIP Number)

March 7, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 76009N100	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS LMR Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.02%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 76009N100	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS LMR Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.02%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 76009N100	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS LMR Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.02%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 76009N100	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS LMR Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.02%
12	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 76009N100	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Ben Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 76009N100	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Stefan Renold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,790,000 shares of Common Stock (including 3,400,000 shares of Common Stock issuable upon exercise of call options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 76009N100	13G	Page 8 of 12 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Rent-A-Center, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 5501 Headquarters Drive, Plano, Texas 75024.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	LMR Master Fund Ltd (the "LMR Master Fund"), with respect to the shares of Common Stock (as defined in Item 2(d)) and the shares of Common Stock issuable upon exercise of the call options held by it;

(ii)	LMR Partners LLP, LMR Partners Limited and LMR Partners LLC (collectively, the "LMR Investment Managers"), which serve as the investment managers to certain funds, including, without limitation, the LMR Master Fund, with respect to the shares of Common Stock and the shares of Common Stock issuable upon exercise of the call options held by the LMR Master Fund; and

(iii)	Ben Levine and Stefan Renold, who are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities held by the LMR Master Fund, with respect to the shares of Common Stock and the shares of Common Stock issuable upon exercise of the call options held by the LMR Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

Item 2(c).	CITIZENSHIP:

LMR Master Fund Ltd is a Cayman Islands exempted company. LMR Partners LLP is a United Kingdom limited liability partnership. LMR Partners Limited is a Hong Kong corporation. LMR Partners LLC is a Delaware limited liability company. Ben Levine is a citizen of the United Kingdom. Stefan Renold is a citizen of Switzerland.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

76009N100

CUSIP No. 76009N100	13G	Page 9 of 12 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:______________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on the 53,978,616 shares of Common Stock outstanding as of February 19, 2019, as reported in Amendment No. 1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the Securities and Exchange Commission on March 6, 2019.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. 76009N100	13G	Page 10 of 12 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 76009N100	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 18, 2019

LMR MASTER FUND LTD

By: LMR Partners LLP, its Investment Manager

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LLP

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LLC

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

/s/ Ben Levine
BEN LEVINE

/s/ Stefan Renold
STEFAN RENOLD

CUSIP No. 76009N100	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: March 18, 2019

LMR MASTER FUND LTD

By: LMR Partners LLP, its Investment Manager

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LLP

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LLC

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

/s/ Ben Levine
BEN LEVINE

/s/ Stefan Renold
STEFAN RENOLD